UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2005.


                         Commission file number 0-18051

A. Full title of the plans and the address of the plans, if different from that of the issuer named below:

                          DENNY'S SALARIED 401(k) PLAN
                         DENNY'S HOURLY/HCE 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:

                               DENNY'S CORPORATION
                               203 E. MAIN STREET
                           SPARTANBURG, SC 29319-0001

                          DENNY'S SALARIED 401(k) PLAN

                              Financial Statements

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                          DENNY'S SALARIED 401(k) PLAN

                              Financial Statements

                           December 31, 2005 and 2004



                                      Index



                                                                      Page

Report of Independent Registered Public Accounting Firm                 2

Statements of Net Assets Available for Benefits -
December 31, 2005 and 2004                                              3

Statements of Changes in Net Assets Available for Benefits -
Years ended December 31, 2005 and 2004                                  4

Notes to Financial Statements                                         5-9


Note: The accompanying financial statements have been prepared for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

             Report of Independent Registered Public Accounting Firm



Retirement Plan Committee
Denny's Salaried 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Denny's Salaried 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.



/s/ KPMG LLP

Greenville, South Carolina

June 29, 2006


                          DENNY'S SALARIED 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2005 and 2004


                                                                               2005              2004
                                                                           ------------       ----------
Assets:
   Investments - plan interest in Denny's 401(k) Plans
      Master Trust (notes 1, 2, 3, and 4)                                  $ 41,201,349       44,562,233
                                                                           ------------       ----------
              Total assets                                                   41,201,349       44,562,233
                                                                           ------------       ----------
Liabilities:
   Accrued expenses                                                              24,582           46,939
   Excess contributions refundable (note 1)                                       3,957              ---
                                                                           ------------       ----------
               Total liabilities                                                 28,539           46,939
                                                                           ------------       ----------
               Net assets available for benefits                           $ 41,172,810       44,515,294
                                                                           ============       ==========


See accompanying notes to financial statements.


                          DENNY'S SALARIED 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2005 and 2004


                                                                               2005              2004
                                                                           ------------       -----------
Additions:
   Investment gain - plan interest in Denny's 401(k) Plans
      Master Trust investment gain (notes 1, 2, and 3)                     $  1,866,787         4,305,950
                                                                           ------------       -----------
   Contributions:
      Employer's                                                                818,000           881,524
      Participants'                                                           2,186,525         2,168,782
                                                                           ------------       -----------
         Total contributions                                                  3,004,525         3,050,306
                                                                           ------------       -----------
         Total additions, net                                                 4,871,312         7,356,256
                                                                           ------------       ------------
Deductions:
   Benefits paid to participants                                              4,346,604         4,472,919
   Administrative expenses (note 4)                                              76,451           122,356
                                                                           ------------        ----------
         Total deductions                                                     4,423,055         4,595,275
                                                                           ------------        ----------
Transfers (to) from Denny's Hourly/HCE 401(k) Plan (note 1)                  (3,790,741)          580,333
                                                                           ------------        ----------
         Net (decrease) increase in net assets available for benefits        (3,342,484)        3,341,314
Net assets available for benefits:
   Beginning of year                                                         44,515,294        41,173,980
                                                                           ------------       -----------
   End of year                                                             $ 41,172,810        44,515,294
                                                                           ============       ===========


See accompanying notes to financial statements.


                          DENNY'S SALARIED 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(1)   Description of the Plan

      The following brief description of the Denny's Salaried 401(k) Plan (the
      Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      (a)   General

            The Plan is a qualified deferred compensation plan, subject to the Employee Retirement Income Security Act of 1974 (ERISA). Any non-highly compensated salaried employee of Denny's Corporation (Denny's or the Company), who has attained age 21 and has completed 6 months of service with the Company is eligible to participate in the Plan. The Plan's committee and plan administrator control and manage the operation and administration of the Plan. Ameriprise Financial (formerly known as American Express Trust Company) serves as the Plan's trustee.

            On an annual basis, assets of employees who have changed status, as defined in the plan document, are transferred between the Denny's Salaried 401(k) Plan and the Denny's Hourly/HCE 401(k) Plan. During 2005 and 2004, transfers from (to) the Denny's Hourly/HCE 401(k) Plan due to change in status totaled $(3,790,741) and $580,333, respectively.

      (b)   Interest in Master Trust

            The Plan's investments are held in the Denny's 401(k) Plans Master Trust (the Master Trust) which was established for the investment of assets of the Plan and the Denny's Hourly/HCE 401(k) Plan.

      (c)   Contributions

            Each year, participants may make pre-tax contributions of up to 25% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

            In 2005 and 2004, the Company matched 100% of employee pre-tax contributions, up to 3% of compensation for all participating employees of the Company.

            Contributions are subject to certain Internal Revenue Code (IRC) limitations. Excess contributions to be returned to participants are shown as a liability in the accompanying statements of net assets available for benefits.

      (d)   Participant Accounts

            Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and earnings, and is charged with allocations of plan losses and administrative expenses and benefit payments, if applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (e)   Vesting

            All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For each employee whose initial date of employment is on or after January 1, 2002, the Company's contribution portion of his/her account plus actual earnings thereon will be 100% vested after three years of continuous service unless the following terms provide for more accelerated vesting. For certain employees who were initially employed by the Company or its predecessor companies before January 1, 1999, participants are immediately vested in their contributions and employer contributions plus actual earnings thereon.

      (f)   Investment Options

            Participants direct both participant and employer contributions in 1% increments in a combination of any of 12 investment options currently offered by the Plan. Participants may change their investment options at any time via telephone.

      (g)   Participant Loans

            Participants may borrow from their fund accounts up to the lesser of 50% of the vested portion of their account balance, or the amount of $50,000 less the highest outstanding loan balance during the prior 12-month period. The minimum loan amount is $1,000, and each participant may have only one loan outstanding at any time. The plan document indicates that a reasonable borrowing rate will be assessed, typically evidenced by the prime rate charged by the Plan's trustee. The loans are secured by the balance in the participant's account. The participant also bears any loan administration costs incurred. Loans are repaid through payroll deductions in equal installments with the loan terms ranging from 6 to 54 months. Loan repayments cannot exceed 30% of the participant's salary. If an employee who has a loan outstanding terminates employment, no benefit will be paid from the Plan to the participant until the outstanding loan balance and accrued interest is paid in full. Loans outstanding at December 31, 2005 have a range of interest rates from 4.00% to 7.00%.

      (h)   Payment of Benefits

            On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      (i)   Administrative Expenses

            Administrative expenses of the Plan are paid by the Plan.

      (j)   Withdrawals

            Withdrawals during employment are permitted only under hardship circumstances that are determined by the Internal Revenue Service "Safe Harbor" rules. Participants who are age 59-1/2 or older may withdraw from their account at any time, for any reason allowed by law.

      (k)   Forfeited Accounts

            Forfeitures are used to reduce future employer contributions to the Plan. In 2005 and 2004, forfeitures of $44,502 and $10,156, respectively, were forfeited and will be used to reduce employer contributions.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

      (b)   Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      (c)   Investment Valuation and Income Recognition

            The Plan's interest in Denny's 401(k) Plans Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. The fair value of mutual funds and Denny's Corporation common stock is determined by quoted market prices. The collective trust funds do not have quoted market prices. The fair value of the collective trust funds is determined based on the net asset value of the respective funds, which are based on the estimated fair value of the underlying investments in each fund. Such underlying investments are generally valued based on quoted market prices.

            Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      (d)   Payment of Benefits

            Benefit payments to participants are recorded upon distribution.

      (e)   Investment Risk

            The Trust provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near future and that changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)   Master Trust

      All of the Plan's investment assets are held in a trust account at Ameriprise Financial and consist of an undivided interest in an investment account of the Denny's 401(k) Plans Master Trust, a master trust established by the Company and administered by Ameriprise Financial, the Plan's trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Denny's Hourly/HCE 401(k) plan for investment and administrative purposes. Although assets of both plans are commingled in the Master Trust, the trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interest of the participating plans.

Investments of the Master Trust at December 31, 2005 and 2004 are summarized as follows:

                                                                               2005              2004
                                                                           ------------       -----------
      Collective trust funds, at estimated fair value:
         RiverSource Emerging Growth Fund II                               $  6,071,327         5,999,754
         RiverSource Equity Index Fund II                                     9,901,657         9,883,738
         RiverSource Income Fund II                                          46,217,907        46,985,680
         RiverSource International Equity Index Fund II                         573,466           367,445
         RiverSource Money Market Fund I                                         51,614            84,676
         RiverSource Small Cap Equity Index Fund II                             798,922           721,580
                                                                           ------------       -----------
                            Total                                            63,614,893        64,042,873
                                                                           ------------       -----------
      Mutual funds, at quoted market price:
         RiverSource New Dimensions Fund Y                                    1,429,753         1,407,951
         Allianz NFJ Small Capital Value Fund                                 6,318,756         6,253,842
         Spartan Total Money Market Index Fund                                      ---           378,049
         Templeton Foreign Fund                                               6,711,541         6,393,383
         Vanguard Total Stock Market Index Fund I                               763,104           107,745
         Washington Mutual Investors Fund                                     1,427,704         1,407,526
                                                                           ------------       -----------
                           Total                                             16,650,858        15,948,496
                                                                           ------------       -----------
      Denny's Corporation common stock at quoted market price                 1,716,055         2,111,180
      Loans to participants, at estimated fair value                          1,037,611           893,047
      Uninvested cash                                                               ---           190,371
                                                                           ------------       -----------
                           Total investments                               $ 83,019,417        83,185,967
                                                                           ============       ===========
      Plan's investment in the Master Trust                                $ 41,201,349        44,562,233
                                                                           ============       ===========
      Plan's investment in the Master Trust as a percentage of total              49.63%            53.57%
                                                                           ============       ===========


The net investment gain for the Master Trust for the years ended December 31, 2005 and 2004 is summarized below:


                                                                               2005              2004
                                                                           ------------       -----------
      Net appreciation (depreciation) in fair value of investments:
         Collective trust funds                                            $  2,460,850         3,158,333
         Mutual funds                                                         1,407,996         2,491,802
         Common Stock                                                          (159,888)        1,792,563
                                                                           ------------       -----------
                                                                              3,708,958         7,442,698
      Interest and dividend income                                               44,950            32,232
                                                                           ------------       -----------
                           Total investment gain                           $  3,753,908         7,474,930
                                                                           ============       ===========

      Effective August 1, 2005, American Express Retirement Services changed its name to Ameriprise Financial. As a result, the American Express Trust collective fund families were renamed RiverSource. Effective April 1, 2005 PIMCO Advisors changed its name to Allianz Global Investors. As a result, the name of the PIMCO NFJ Small Capital Value Fund was changed to Allianz NFJ Small Capital Value Fund.

      The Plan's share of the Master Trust investment gain for the years ended December 31, 2005 and 2004 was 49.7% and 57.6%, respectively.

(4)   Party-in-Interest Transactions

      The RiverSource collective trust funds and RiverSource New Dimensions Fund Y mutual fund are managed by Ameriprise Financial. Ameriprise Financial serves as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Ameriprise Financial for the years ended December 31, 2005 and 2004 amounted to approximately $47,000 and $56,000, respectively.

      The Master Trust also invests in common stock of the Plan's sponsor. These transactions also qualify as party-in-interest transactions.

(5)   Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated participants would become 100% vested in their accounts.

(6)   Tax Status

      The Internal Revenue Service has issued a favorable determination letter dated January 17, 2003, indicating that the Plan qualifies under the applicable section of the IRC and is, therefore, not subject to tax under present income tax laws. A Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan's management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

(7)   Subsequent Event

      On February 1, 2006, the Company transitioned its 401(k) record keeping and trustee duties from Ameriprise Financial to Wells Fargo. Also on this date the Plan was merged with the Denny's Hourly/HCE 401(k) Plan to form the Denny's 401(k) Plan. In conjunction with this, Denny's Corporation common stock was removed as an investment option. This transaction was overseen and approved by the Plan's committee.

                         DENNY'S HOURLY/HCE 401(k) PLAN

                              Financial Statements

                           December 31, 2005 and 2004

     (With Report of Independent Registered Public Accounting Firm Thereon)

                         DENNY'S HOURLY/HCE 401(k) PLAN

                              Financial Statements

                           December 31, 2005 and 2004



                                      Index



                                                                      Page

Report of Independent Registered Public Accounting Firm                12

Statements of Net Assets Available for Benefits -
December 31, 2005 and 2004                                             13

Statements of Changes in Net Assets Available for Benefits -
Years ended December 31, 2005 and 2004                                 14

Notes to Financial Statements                                       15-19



Note: The accompanying financial statements have been prepared for the purpose of filing with Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of the conditions under which they are required.

             Report of Independent Registered Public Accounting Firm



Retirement Plan Committee
Denny's Hourly / HCE 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Denny's Hourly / HCE 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.



/s/ KPMG LLP

Greenville, South Carolina

June 29, 2006

                         DENNY'S HOURLY/HCE 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2005 and 2004


                                                                                2005              2004
                                                                            ------------       -----------
Assets:
   Investments - plan interest in Denny's 401(k) Plans
      Master Trust (notes 1, 2, 3, and 4)                                   $ 41,818,067        38,623,734
                                                                            ------------       -----------
                   Total assets                                               41,818,067        38,623,734
                                                                            ------------       -----------
Liabilities:
   Accrued expenses                                                               24,582            45,098
   Excess contributions refundable (note 1)                                      150,290            43,960
                                                                            ------------       -----------
                    Total liabilities                                            174,872            89,058
                                                                            ------------       -----------
                    Net assets available for benefits                       $ 41,643,195        38,534,676
                                                                            ============       ===========


See accompanying notes to financial statements.


                         DENNY'S HOURLY/HCE 401(k) PLAN

           Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2005 and 2004


                                                                                2005              2004
                                                                            ------------       -----------
Additions:
   Investment gain - plan interest in Denny's 401(k) Plans
        Master Trust investment gain (notes 1, 2, and 3)                    $  1,887,121         3,168,980
   Contributions:
      Employers'                                                                 588,926           518,744
      Participants'                                                            1,977,296         1,597,310
                                                                            ------------       -----------
                    Total contributions                                        2,566,222         2,116,054
                                                                            ------------       -----------
                    Total additions, net                                       4,453,343         5,285,034
                                                                            ------------       -----------
Deductions:
   Benefits paid to participants                                               5,048,144         4,567,739
   Administrative expenses (note 4)                                               87,421           107,482
                                                                            ------------       -----------
                    Total deductions                                           5,135,565         4,675,221
                                                                            ------------       -----------
Transfers from (to) Denny's Salaried 401(k) Plan (note 1)                      3,790,741          (580,333)
                                                                            ------------       -----------
                    Net increase in net assets available for benefits          3,108,519            29,480
Net assets available for benefits:
   Beginning of year                                                          38,534,676        38,505,196
                                                                            ------------       -----------
   End of year                                                              $ 41,643,195        38,534,676
                                                                            ============       ===========


See accompanying notes to financial statements.


                         DENNY'S HOURLY/HCE 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 2005 and 2004



(1)   Description of the Plan

      The following brief description of the Denny's Hourly/HCE 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      (a)   General

            The Plan is a qualified deferred compensation plan, subject to the Employee Retirement Income Security Act of 1974 (ERISA). Any hourly employee or highly compensated employee of Denny's Corporation (Denny's or the Company), who has attained age 21 and has completed 6 months of service with the Company is eligible to participate in the Plan. The Plan's committee and plan administrator control and manage the operation and administration of the Plan. Ameriprise Financial (formerly known as American Express Trust Company) serves as the Plan's trustee.

            On an annual basis, assets of employees who have changed status, as defined in the Plan document, are transferred between the Denny's Hourly/HCE 401(k) Plan and the Denny's Salaried 401(k) Plan. During 2005 and 2004, transfers from (to) the Denny's Salaried 401(k) Plan due to change in status totaled $3,790,741 and $(580,333), respectively.

      (b)   Interest in Master Trust

            The Plan's investments are held in the Denny's 401(k) Plans Master Trust (Master Trust) which was established for the investment of assets of the Plan and the Denny's Salaried 401(k) Plan.

      (c)   Contributions

            Each year, participants may make pre-tax contributions of up to 25% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

            In 2005 and 2004, the Company matched 100% of employee pre-tax contributions, up to 3% of compensation for all eligible participating employees of the Company. Highly compensated employees are not eligible for the employer match.

            Contributions are subject to certain Internal Revenue Code (IRC) limitations. Excess contributions to be returned to participants are shown as a liability in the accompanying statements of net assets available for benefits.

      (d)   Participant Accounts

            Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of the Company's contributions (for hourly employees) and earnings, and is charged with allocations of plan losses, administrative expenses, and benefit payments, if applicable. Allocations are based on earnings and participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (e)   Vesting

            All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For each hourly employee whose initial date of employment is on or after January 1, 2002, the Company's contribution portion of their account plus actual earnings thereon will be 100% vested after three years of continuous service unless the following terms provide for more accelerated vesting. For certain employees who were initially employed by the Company or its predecessor companies before January 1, 1999, participants are immediately vested in their contributions and employer contributions, plus actual earnings thereon.

      (f)   Investment Options

            Participants direct both participant and employer contributions in 1% increments in a combination of any of 12 investment options currently offered by the Plan. Participants may change their investment options at any time via telephone.

      (g)   Payment of Benefits

            On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a 10-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

      (h)   Administrative Expenses

            Administrative expenses of the Plan are paid by the Plan.

      (i)   Withdrawals

            Withdrawals during employment are permitted only under hardship circumstances that are determined by the Internal Revenue Service "Safe Harbor" rules. Participants who are age 59-1/2 or older may withdraw from their account at any time, for any reason allowed by law.

      (j)   Forfeited Accounts

            Forfeitures are used to reduce future employer contributions to the Plan. In 2005 and 2004, forfeitures of $14,286 and $8,852, respectively, were forfeited and will be used to reduce employer contributions.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

      (b)   Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

      (c)   Investment Risk

            The Trust provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near future and that changes could materially affect the amounts reported in the statement of net assets available for benefits.

      (d)   Investment Valuation and Income Recognition

            The Plan's interest in Denny's 401(k) Plans Master Trust is presented at fair value which has been determined based on the fair value of the underlying investments of the Master Trust. The fair value of mutual funds and Denny's Corporation common stock is determined by quoted market prices. The collective trust funds do not have quoted market prices. The fair value of the collective trust funds is determined based on the net asset value of the respective funds, which are based on the estimated fair value of the underlying investments in each fund. Such underlying investments are generally valued based on quoted market prices.

            Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

      (e)   Payment of Benefits

            Benefit payments to participants are recorded upon distribution.

(3)   Master Trust

      All of the Plans' investment assets are held in a trust account at Ameriprise Financial and consist of an undivided interest in an investment account of the Denny's 401(k) Plans Master Trust, a master trust established by the Company and administered by Ameriprise Financial, the Plan's trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Denny's Salaried 401(k) Plan for investments and administrative purposes. Although assets of both plans are commingled in the Master Trust, the trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets is allocated by the trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The investments of the Master Trust at December 31, 2005 and 2004, are summarized as follows:

                                                                                2005              2004
                                                                            ------------       -----------
      Collective trust funds, at estimated fair value:
         RiverSource Emerging Growth Fund II                                $  6,071,327         5,999,754
         RiverSource Equity Index Fund II                                      9,901,657         9,883,738
         RiverSource Income Fund II                                           46,217,907        46,985,680
         RiverSource International Equity Index Fund II                          573,466           367,445
         RiverSource Money Market Fund I                                          51,614            84,676
         RiverSource Small Cap Equity Index Fund II                              798,922           721,580
                                                                            ------------       -----------
                            Total                                             63,614,893        64,042,873
                                                                            ------------       -----------
      Mutual funds, at quoted market price:
         RiverSource New Dimensions Fund Y                                     1,429,753         1,407,951
         Allianz NFJ Small Capital Value Fund                                  6,318,756         6,253,842
         Spartan Total Money Market Index Fund                                       ---           378,049
         Templeton Foreign Fund                                                6,711,541         6,393,383
         Vanguard Total Stock Market Index Fund I                                763,104           107,745
         Washington Mutual Investors Fund                                      1,427,704         1,407,526
                                                                            ------------       -----------
                           Total                                              16,650,858        15,948,496
                                                                            ------------       -----------
      Denny's Corporation common stock at quoted market price                  1,716,055         2,111,180
      Loans to participants, at estimated fair value                           1,037,611           893,047
      Uninvested cash                                                                ---           190,371
                                                                            ------------       -----------
                           Total investments                                $ 83,019,417        83,185,967
                                                                            ============       ===========
      Plan's investment in the Master Trust                                 $ 41,818,067        38,623,734
                                                                            ============       ===========
      Plan's investment in the Master Trust as a percentage of total               50.37%            46.43%
                                                                            ============       ===========


The net investment gain for the Master Trust for the years ended December 31, 2005 and 2004 is summarized below:


                                                                               2005               2004
                                                                            ------------       -----------
      Net appreciation (depreciation) in fair value of investments:
         Collective trust funds                                             $  2,460,850         3,158,333
         Mutual funds                                                          1,407,996         2,491,802
         Common Stock                                                           (159,888)        1,792,563
                                                                            ------------       -----------
                                                                               3,708,958         7,442,698
      Interest and dividend income                                                44,950            32,232
                                                                            ------------       -----------
                           Total investment gain                            $  3,753,908         7,474,930
                                                                            ============       ===========

      Effective August 1, 2005, American Express Retirement Services changed its name to Ameriprise Financial. As a result, the American Express Trust collective fund families were renamed RiverSource. Effective April 1, 2005 PIMCO Advisors changed its name to Allianz Global Investors. As a result, the name of the PIMCO NFJ Small Capital Value Fund was changed to Allianz NFJ Small Capital Value Fund.

      The Plan's share of the Master Trust investment gain for the years ended December 31, 2005 and 2004 was 50.3% and 42.4%, respectively.

(4)   Party-In-Interest Transactions

      The RiverSource collective trust funds and RiverSource New Dimensions Y mutual fund are managed by Ameriprise Financial. Ameriprise Financial serves as trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to Ameriprise Financial for the years ended December 31, 2005 and 2004 amounted to approximately $47,000 and $56,000, respectively.

      The Master Trust also invests in the common stock of the Plan's sponsor. These transactions also qualify as party-in-interest transactions.

(5)   Plan Termination

      Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(6)   Tax Status

      The Internal Revenue Service has issued a favorable determination letter dated January 17, 2003, indicating that the Plan qualifies under the applicable sections of the IRC and is, therefore, not subject to tax under present income tax laws. A Plan is required to operate in conformity with the IRC in order to maintain its qualification. The Plan's management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

(7)   Subsequent Event

      On February 1, 2006, the Company transitioned its 401(k) record keeping and trustee duties from Ameriprise Financial to Wells Fargo. Also on this date the Plan was merged with the Denny's Salaried 401(k) Plan to form the Denny's 401(k) Plan. In conjunction with this, Denny's Corporation common stock was removed as an investment option. This transaction was overseen and approved by the Plan's committee.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                          DENNY'S SALARIED 401(k) PLAN
                          DENNY'S HOURLY/HCE 401(k) PLAN



Dated:  June 29, 2006        By:  /s/ Rhonda J. Parish
                                  ----------------------------------------------
                                  Rhonda J. Parish
                                  Executive Vice President,
                                  Chief Administrative Officer,
                                  Chief Human Resources Officer,
                                  General Counsel and Secretary and
                                  As member of Retirement Plan Committee
                                  (administrator of Denny's Salaried 401(k) Plan
                                  and Denny's Hourly/HCE 401(k) Plan)

Exhibit No.        Description
-----------        --------------

    23             Consent of KPMG LLP, Independent Registered Public Accounting
                   Firm